SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 7881 ANDREA.REED@SIDLEY.COM

April 8, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Joshua Gorsky; Joe McCann

Re:	Opus Genetics, Inc. Registration Statement on Form S-3 File No. 333-285038

Dear Messrs. Gorsky and McCann,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Opus Genetics, Inc. (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form S-3, as amended (File No. 333-285038) (the “Registration Statement”), so that it will be declared effective on April 10, 2025, or as promptly as practicable.

Please contact me, as an attorney with the Company’s outside legal counsel, Sidley Austin LLP, via telephone at (312) 853-7881 with any questions regarding the foregoing.

Sincerely,

/s/ Andrea Reed
Andrea Reed

cc: George Magrath, Chief Executive Officer, Opus Genetics, Inc.